Janus Capital Law Group

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Irvine, CA 92614

Telephone (949) 633-8965

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September 12, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	George K. Schuler, Mining Engineer
Ethan Horowitz, Accounting Branch Chief
Cheryl Brown, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	Nevada Canyon Gold Corp.
Amendment No. 5
Offering Statement on Form 1-A
Filed August 24 2022
File No. 024-11911

Ladies and Gentlemen:

As counsel for Nevada Canyon Gold Corp., a Nevada corporation (the “Company”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on September 6, 2022, relating to Amendment No. 4 to the Company’s Offering Statement on Form 1-A, File No. 024-11911, filed with the Commission on August 24, 2022, respectively (the “Registration Statement”). Amendment No. 5 to the Registration Statement is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Offering Statement on Form 1-A

Cover Page

1. Revise to specifically disclose the Offering Circular disclosure format you are utilizing. Refer to Part II (a)(1)(ii) of Form 1-A.

RESPONSE: Please see that the Company has revised the Cover Page of the Offering Circular to disclose the disclosure format the Company is utilizing.

Condensed Consolidated Financial Statements June 30, 2022 and 2021, page F-28

2. We note that you incorporate by reference your condensed and consolidated financial statements for the period June 30, 2022 to your Amended Quarterly Report on Form 10- Q/A filed on August 23, 2022. Please revise to more clearly and prominently disclose that you are incorporating by reference into the offering circular certain information and include descriptions of where the information incorporated by reference or cross referenced can be found. Also revise to include the disclosures required by General Instruction III.a.2.B and C of Form 1-A. For guidance, please refer to General Instruction III to Form 1-A regarding eligibility to incorporate by reference. Alternatively, please provide your financial statements for the interim period June 30, 2022 in the offering statement pursuant to Part F/S of Form 1-A.

RESPONSE: Please note that instead of incorporating the financial and other information by reference for the interim period ended June 30, 2022, the Company has decided to provide the financial statements for the interim period June 30, 2022, on pages F-17 to F-28. The usual and customary financial and operational discussion on pages 30 to 34 of the Registration Statement have also been updated for the interim period June 30, 2022.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at dcolby@januscapitallaw.com or by phone at 949.633.8965.

JANUS CAPITAL LAW GROUP

/s/Deron M. Colby
Deron M. Colby, Esq.